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SEC FILE NUMBER
8-44695

SEC Mail Processing
MAR 01 2024
Washington, DC

PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INVEX, LLC.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Alhambra Plaza, Suite PH 2
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gerardo Reyes Retana	786-425-1717	greyesretana@invex.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

100 SE 2nd Street 17th Floor	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INVEX, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

PUBLIC

OATH OR AFFIRMATION

I, Gerardo Reyes Retana, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INVEX, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CAROLINA J. CARMONA
Notary Public - State of Florida
Commission # HH 114649
My Comm. Expires Aug 4, 2025
Bonded through National Notary Assn.

Signature:

Title:
President

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INVEX, LLC
INDEX

BDO

Tel: 305-381-8000
Fax: 305-374-1135
www.bdo.com

100 SE 2nd Street
Miami Tower - 17th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
of Invex, LLC
Miami, Florida

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Invex, LLC (the "Broker-Dealer") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2021.

Miami, Florida
February 28, 2024

INVEX, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Cash and Cash Equivalents	$	1,175,269
Deposits with Clearing Broker		263,754
Due from Related Parties		158,304
Securities Owned- at Fair Value		3,635,353
Receivables From Clearing Brokers		10,294,583
Prepaid and Other Assets		276,343
Right Of Use Asset - Operating		1,964,198
Furniture and Equipment - Net of Accumulated Depreciation of $501,439		51,060
TOTAL ASSETS	$	17,818,864
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable and Accrued Expenses	$	620,843
Lease Obligations - Operating		2,238,067
Due to Related Parties		266,750
TOTAL LIABILITIES		3,125,660
COMMITMENTS AND CONTIGENCIES		-
MEMBER'S EQUITY		14,693,204
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	17,818,864

The accompanying notes are an integral part of these financial statements

INVEX, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE A - ORGANIZATION

Invex, LLC, (the "Company"), a Delaware corporation, was incorporated on January 30, 1992, and received its broker/dealer registration from the Securities and Exchange Commission (the "SEC") on March 24, 1992. Invex, LLC is a wholly owned subsidiary of Invex Holdings, Inc. ("Holdings") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the National Futures Association.

Invex Controladora, S.A.B. de C.V., the foreign parent of Invex Holdings, Inc., is the holding company of a Mexican-based financial group (the "Group"). The Group's business activities include broker/dealer activities, underwriting, and proprietary trading in Mexican securities. The Company is a FINRA-registered securities broker/dealer offering brokerage services to the clientele of the Group as well as executing proprietary trading for the Company. The majority of the Company's revenue relates to commissions and markups attributable to customer transactions.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including money market funds) with maturities at time of purchase of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents. At times, such balances may exceed federally-insured limits per financial institution. The Company has experienced no losses in connection with such balances over FDIC insured amounts of $250,000 and none are expected. At December 31, 2023, the Company's deposit account balances exceeded the FDIC coverage limit by approximately $675,000.

Receivables from and payable to Clearing Brokers

Receivables from clearing brokers represent cash held on account available for future trades. The amount payable to the clearing broker is collateralized by the securities owned by the Company.

Other Receivables

Other receivables consist primarily of interest and commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured. Other Receivables are included in Prepaid and Other Assets in the Statement of Financial Condition.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets which range from three to five years.

Securities Transactions and Revenue Recognition

Securities owned inventory is carried at fair value, which is estimated based on quoted market prices for those or similar investments (see Note C).

Risk Factors

Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and banks. Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established and reputable financial institutions. Counterparty exposure is monitored on a regular basis.

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Company outsources a portion of its critical business functions to third party firms. Accordingly, the Company negotiates its agreements with these firms with attention focused not only on the delivery of core services but also on the safeguards afforded by back-up systems and disaster recovery capabilities.

Cyber-Security risk
Cyber-security risk is the risk that the Company's computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. To mitigate the risks related to cyber-attacks on our critical data, the Company takes protective measures and devotes significant resources to maintaining and upgrading its systems and networks. Such measures include intrusion and detection prevention systems, monitoring firewalls to safeguard critical business applications, monitoring third-parties that the Company does business with and employee training.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Leases

The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances.

The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

- The Company can acquire the leased asset at the end of the lease term for a below-market price.
- The ownership of the leased asset is transferred to the Company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represents at least 90% of the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments.

Leases with a lease term of 12 months or less at inception are not recorded on the Company's statement of financial condition and are expensed on a straight-line basis over the lease term in the Company's statements of operations.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of Holdings and taxed depending on the Holdings' tax situation. As a result, the financial statements do not reflect a provision for income taxes.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Foreign Currency

Certain customer investment trades are executed utilizing foreign currency. Investments denominated in foreign currencies are translated into U.S. Dollar amounts at the date of valuation. Purchases and sales of investments denominated in foreign currencies are translated into U.S. Dollar amounts on the respective dates of such transactions. Reported net realized foreign exchange gains or losses arise from sales of investments, sale of foreign currencies and currency gains or losses realized between trade and settlement dates. The gains and losses are included as a component of the commission on the investment transaction.

Use of Estimates and Assumptions

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Such estimates include the fair value of securities and other financial instruments, allowance for doubtful accounts, accruals for liabilities, revenue and expense accruals, and other matters, including a disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Allowance for Credit Losses

The Company accounts for estimated credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified receivables from clearing brokers and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including receivables from clearing brokers and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

NOTE C – SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED

Securities Owned And Securities Sold Not Yet Purchased – At Fair Value

The components of securities owned and securities sold, not yet purchased- at fair value at December 31, 2023 are as follows:

	2023			
		Owned		Sold, Not Yet Purchased
Foreign debt instruments	$	209,460	$	-
Limited Partnership		747,100		-
Marketable Equities		2,678,793	$	-
	$	3,635,353	$	-

As of December 31, 2023, the Company had invested a total of $600,000 in G Squared VI, L.P. (the "Partnership") and the fair value of the investment is estimated at $747,100. The Company still has a commitment to invest an additional $1,400,000 in this Partnership that will be made at the discretion of the Managers. For purposes of the computation of Net Capital pursuant to Rule 15c3-1 this investment is treated as a non-allowable asset.

NOTE D – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following is a summary of all accounts payable and accrued expenses as of December 31, 2023:

Bonus Payable	$	600,000
Accrued Expenses		15,583
Accounts Payable - Vendors		5,260
	$	620,843

NOTE E – TRANSACTION WITH CLEARING BROKERS

The Company clears its U.S. securities transactions and customers' transactions on a fully disclosed basis through nonaffiliated clearing brokers.

NOTE F – RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker dealers.

NOTE G - LEASES

The Company leases office space under an operating lease in Miami, Florida which expires on March 31, 2028. The office lease provides for minimum annual rentals, which are subject to escalation clauses for operating costs and taxes. The Company also leases automobiles under various operating leases expiring through 2026.

Operating lease assets and liabilities as of December 31, 2023 are as follows:

Operating lease ROU assets, net	$1,964,198
Operating lease liabilities	$2,238,067

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2023 is as follows:

Weighted-average remaining lease term in years 4.51
Weighted-average discount rate 2.68%

As of December 31, 2023, the estimated undiscounted future minimum lease payments, exclusive of taxes and other charges are as follows:

2024	$ 472,207
2025	486,374
2026	500,965
2027	515,994
2028	353,000
	$ 2,328,540

Cash paid for amounts included in the measurement of lease liabilities was $485,622 for the year ended December 31, 2023. As of December 31, 2023, remaining terms for operating leases range from one to five years.

NOTE H - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities transactions involve executions and settlements of various securities transactions as principal. These activities may expose the Company to risk in the event that counterparties are unable to fulfill contractual obligations.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The introduced customers are generally institutional or high-net-worth retail customers.

NOTE I - RELATED-PARTY TRANSACTIONS

The Company was charged an annual fee by Invex Controladora, S.A.B. de C.V. during 2023 for use of the name "INVEX" and this amount is included within professional fees in the accompanying Statement of Operations. As of December 31, 2023, $266,750 was outstanding and payable to the Parent. There were no other amounts due to the Parent. The annual fee amount due to the Parent is included within due to related parties in the Statement of Financial Condition.

The Company and Invex Advisors, LLC, subsidiaries of Invex Holdings, Inc., executed an intercompany expense-sharing agreement which took full force and effect on March 1, 2017. Based on the agreement, Invex Advisors, LLC will make quarterly payments to the Company for its share of the operating costs relating to personnel and administrative services as well as reimbursement of certain other office expenses incurred by the Company on behalf of Invex Advisors As of December 31, 2023, $104,389 was due and outstanding from Invex Advisors, LLC for the 2023 shared expenses. The receivable due from Invex Advisors, LLC is recorded in the accompanying Statement of Financial Condition as a due from related parties.

The Company has approximately $33,165 of receivables at December 31, 2023 from employees due on demand and which were non-interest bearing. Additionally, the Company had a note receivable due from an employee in the amount of $20,750 as of December 31, 2023. The note is unsecured and was issued on April 15, 2012 with a principal balance of $71,133 and an original maturity of April 15, 2020. During 2020, the note was renewed for another five year term with a maturity date of April 15, 2025. During 2021 the Company loaned an additional $6,000 to the employee which is reflected in the principal balance of the note. The interest on the note accrues at 2% per annum, payable each year on the anniversary of the note. Such receivables from employees, related party note and interest amounts along with a $104,389 receivable due from Invex Advisors, LLC, are included in due from related parties in the accompanying Statement of Financial Condition. The following is a summary of amounts due from related parties as of December 31, 2023:

NOTE I - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Accounts Receivable - Employees	$	33,165
Note Receivable - Employee		20,750
Due From Invex Advisors, LLC		104,389
Due From Related Parties	$	158,304

NOTE J - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various approaches. The Company uses an established fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE J - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

- Marketable Equities - The Company values investments in securities and securities sold, but not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

- Foreign and Domestic Debt Instruments - The Company may hold both domestic and foreign corporate bonds. The fair value of these bonds is estimated using recently executed transactions, market price quotations (where observable), and bond spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

- Listed Derivative Contracts – Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

- Mutual Funds – The Company may own both domestic and foreign Mutual funds. Mutual funds are valued at the net asset value ("NAV") of shares held by the plan at year end.

NOTE J - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

- U.S. Treasury Bills – The Company may own U.S. Treasury Bills. Treasury Bills are highly liquid and readily marketable securities. The Company values U.S. Treasury Bills at the daily value posted on Bloomberg by the U.S. Treasury Department.

The Company values the Partnership interest using the net asset value ("NAV") as a practical expedient. The investment value is based on its proportionate share of the NAV provided by the third-party General Partner of the underlying limited partnership based on the most recent available financial statements. The terms of the investment generally preclude the ability to redeem the investment. Distributions from the investment will be received as the underlying assets in the limited partnership are liquidated, the timing of which cannot be readily determined.

The following table presents the Company's fair value hierarchy for those assets measured at fair value as of December 31, 2023:

Financial Assets at Fair Value
As of December 31, 2023

	Level 1	Level 2	Level 3	Investments Measured at Net Asset Value	Total
ASSETS					
Financial instruments owned:					
Foreign Debt Instruments	$ -	$ 151,860	$ 57,600	$ -	$ 209,460
Limited Partnership	-	-	-	747,100	747,100
Marketable Equities	2,678,793	-	-	-	2,678,793
Totals	$ 2,678,793	$ 151,860	$ 57,600	$ 747,100	$ 3,635,353

The limited partnership (the "Partnership"), G Squared VI, LP, is a venture capital partnership focused on growth-stage tech companies. Investment targets are growth-stage tech companies with a proven concept and positive cash flows. The time horizon for the Partnership is seven years. The Company has certain contacts who may be potential investors in the Partnership. As a result, the Company has an agreement with the Partnership to assist the Partnership in the offer and sale of interests from a potential limited partnership perspective. Based on the agreement, the Partnership will pay to the Company a transaction fee based upon the aggregate committed monthly funds of an investor introduced to the Partnership by the Company. As of December 31,2023, the Company has not generated any revenues from this arrangement.

NOTE K - FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature.

NOTE L - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred subsequent to December 31, 2023, through the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. The Company didn't identify any subsequent events that would require recognition or disclosure in the financial statements.